082-35116

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC
Mail Processing
Section

OCT 3 1 2008

Washington, DC
101

SUPPL

October 31, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

[redacted]

08005814

Re: <u>Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi</u>

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report on a change in the securities of the corporation, dated October 22-29, 2008, and an Immediate Report on the filing of a Call Report in the United States, dated October 30, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
NOV 1 4 2008
THOMSON REUTERS

Enclosures

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

22-29 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that between 22 and 29 October 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
22 October 2008	Exercise of Options	Leumi Options 01/06	6040125	176,707	No
29 October 2008	Exercise of Options	Leumi Options 01/06	6040125	18,153	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	2,215,000,000	1,473,254,095	1,473,448,955

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	106,838,165	106,838,165	Yes
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	24,409,496	24,214,636	No
6040133	Leumi A – Commercial Paper	102,450,000	90,700,000	No
-	Leumi A – Commercial Paper	127,010,000	120,000,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M., has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the information included in said report will be available to the public shortly through the internet site of the FDIC:
http://www2.fdic.gov/ubpr/UbprReport/SearchEngine/Default.asp
(Certificate Number 19842)

It should be noted that the said Call Report has yet to be approved by the authorized organs of said subsidiary and certain changes may be made thereto. Filing of the above Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
30 October 2008 at 08:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END